

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2019

Fay Sien Goon
Chief Accounting Officer
ServiceNow, Inc.
2225 Lawson Lane
Santa Clara, CA 95054

      Re: ServiceNow, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-35580

Dear Ms. Goon:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Information Technologies
                             and Services

cc: Russell Elmer